Exhibit 7.18

SECOND AMENDMENT TO NASDAQ STOCKHOLDERS’ AGREEMENT

THIS SECOND AMENDMENT TO NASDAQ STOCKHOLDERS’ AGREEMENT (this “Amendment”) is made as of March 19, 2024, between Nasdaq, Inc, a Delaware corporation (together with any successor entity thereto, “Nasdaq”) and Borse Dubai Limited, a company registered in the Dubai International Financial Centre with company number CL0447 (together with any successor entity thereto, “Borse Dubai”). Nasdaq and Borse Dubai are sometimes referred to herein individually as a “Party” and collectively as the “Parties”. Capitalized terms used herein but not defined herein shall have the meanings given to such terms in the Nasdaq Stockholders’ Agreement (as herein defined).

WHEREAS:

(A)
The Parties entered into that certain Nasdaq Stockholders’ Agreement, dated as of February 27, 2008, as amended by that certain First Amendment, dated February 19, 2009 (collectively, the “Nasdaq Stockholders’ Agreement”).

(B)	The Parties hereto desire to amend the Nasdaq Stockholders’ Agreement as set forth in this Amendment.

NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, the Parties hereby agree as follows:

1.	Definitions and Other References.

(a)	All references to “THE NASDAQ OMX GROUP, INC.” in the Nasdaq Stockholders’ Agreement shall be deleted and replaced with references to “Nasdaq, Inc.”

(b)	The definition of “Finance Party” in the Nasdaq Stockholders’ Agreement is hereby deleted in its entirety and replaced with the following:

“Finance Party” means an entity selected by Borse Dubai that executes a Nasdaq Share Charge that is a bank, a financial services provider other than a bank, or an agent or trustee of a bank or of a financial services provider.

2.	Amendments to Section 2.1(a). Section 2.1(a) of the Nasdaq Stockholders’ Agreement is hereby deleted in its entirety and replaced with the following:

(a)
For eighteen (18) months following March 19, 2024, Borse Dubai shall not transfer, sell, assign, or otherwise dispose of (“Transfer”) any of the Shares beneficially owned by it, except (A) in compliance with all applicable federal securities laws and (B):

(i)          to one or more Affiliates, so long as such Affiliates agree in writing to be bound by and Borse Dubai continues to be bound by the terms of this Nasdaq Stockholders’ Agreement (for the avoidance of doubt, upon such Transfer, Borse Dubai and such Affiliates will be treated as one “party” for all purposes under this Nasdaq Stockholders’ Agreement); provided, however, that if any such transferee ceases to be an Affiliate of Borse Dubai, then such transferee shall transfer its Shares to Borse Dubai or one of its Affiliates then a Party to this Nasdaq Stockholders’ Agreement;

(ii)         to Nasdaq or any of its Subsidiaries, including pursuant to a share buyback (for the avoidance of doubt, to the extent that Borse Dubai’s participation in such buyback is limited to its pro rata interest, such interest shall be based on its beneficial ownership, provided, however, that in no event shall Borse Dubai’s participation in any buyback for which participation is so limited exceed the pro rata interest based on Borse Dubai’s beneficial ownership);

(iii)        pursuant to a merger, consolidation, share exchange, tender offer or other similar transaction involving Nasdaq; provided, however, that notwithstanding the foregoing, a Transfer pursuant to a voluntary tender of Shares may only be undertaken in reliance on this clause (iii) if, within 10 Business Days of the date on which notice of such transaction is first sent or given to the Board of Directors, the Board of Directors does not recommend rejection of such transaction;

(iv)        by way of a grant of a security interest under any Nasdaq Share Charge;

(v)         to any Person in connection with the exercise by any Finance Party of any of its rights and remedies under a Nasdaq Share Charge, provided that upon any such Transfer, such Finance Party or any transferee in connection with the exercise by such Finance Party of any such rights and remedies shall be bound by Section 2.1(b)(i) of this Nasdaq Stockholders’ Agreement;

(vi)        with the prior written consent of Nasdaq ;or

(vii)       pursuant to the Underwriting Agreement, dated as of March 19, 2024, between Nasdaq, Borse Dubai and the underwriters named therein (the “Underwriting Agreement”).

3.	Amendments to Section 2.2. Section 2.2 of the Nasdaq Stockholders’ Agreement is hereby deleted in its entirety and replaced with the following:

Section 2.2 “Hedging Transactions. For eighteen (18) months following March 19, 2024, Borse Dubai will not enter into any swap or any other agreement that transfers, in whole or in part, any of the economic consequences of ownership of shares of Common Stock, whether such transaction is to be settled by delivery of shares of Common Stock, other securities, cash or otherwise.  Thereafter, Borse Dubai will maintain a “net long position” (as such term is defined in Rule 14e-4 of the Exchange Act) with respect to the Shares it beneficially owns.

4.	Amendments to Article III. Article III of the Nasdaq Stockholders’ Agreement is hereby deleted in its entirety and replaced with the following:

ARTICLE III
BOARD OF DIRECTORS

Section 3.1 Borse Dubai Board Nominee.

(a)
For as long as Borse Dubai, together with its Affiliates, continue to beneficially own at least ten percent (10%) of the Shares outstanding as of March 19, 2024, Borse Dubai shall have the right to nominate one person mutually agreed by Borse Dubai and the Nominating & ESG Committee (or a successor committee serving such function) (the “Borse Dubai Board Designee”) as director to the Board of Directors. Except as otherwise may be required by applicable law, Nasdaq hereby agrees to (i) include the Borse Dubai Board Designee as a nominee to the Board of Directors on each slate of nominees for election to the Board of Directors proposed by management of Nasdaq, (ii) recommend the election of the Borse Dubai Board Designee to the shareholders of Nasdaq and (iii) without limiting the foregoing, otherwise use its reasonable best efforts (which shall include the solicitation of proxies) to cause the Borse Dubai Board Designee to be elected to the Board of Directors. Essa Kazim shall be the Borse Dubai Board Designee until a different Borse Dubai Board Designee is nominated pursuant to this Nasdaq Stockholders’ Agreement, or until his earlier death, resignation or removal in accordance with the terms of this Nasdaq Stockholders’ Agreement.

(b)
At such time that Borse Dubai, together with its Affiliates, first ceases to beneficially own at least ten percent (10%) of the Shares outstanding as of March 19, 2024, at the Board of Directors’ request, any Borse Dubai Board Designee on the Board of Directors shall (and Borse Dubai shall use its reasonable best efforts to cause such Borse Dubai Board Designee to) offer to tender his or her resignation as a director to the Board of Directors, and the Nominating & ESG Committee (or a successor committee serving such function) shall recommend to the Board of Directors whether to accept or reject it.

(c)
If the Board of Directors determines that there is a Cause event that has occurred with respect to any Borse Dubai Board Designee, then such Borse Dubai Board Designee on the Board of Directors shall (and Borse Dubai shall use their reasonable best efforts to cause such Borse Dubai Board Designee to) offer to tender his or her resignation as a director to the Board of Directors, and the Nominating & ESG Committee (or a successor committee serving such function) shall recommend to the Board of Directors whether to accept or reject it.  For this purpose, “Cause” means any Borse Dubai Board Designee’s: (i) conviction of, or guilty plea, to a felony charge (other than felonies related solely to automobile infractions, unless such designee is incarcerated as a result thereof) or (ii) fraudulent conduct or an intentional act or acts of dishonesty in the performance of his or her service as a director that is materially injurious to the financial condition, results of operations or business regulation of Nasdaq.

(d)
In the event that any Borse Dubai Board Designee for any reason (including pursuant to Section 3.1(c)) ceases to serve as a director during his or her term of office, and Borse Dubai, together with its Affiliates, continue to beneficially own at least ten percent (10%) of the Shares outstanding as of March 19, 2024, then Borse Dubai shall have the right to nominate a replacement mutually agreed by Borse Dubai and the Nominating & ESG Committee (or a successor committee serving such function) as a director to the Board of Directors, and such replacement shall thereafter be the Borse Dubai Board Designee.

Section 3.2. No Interference with Board Rights. Nasdaq will use its reasonable best efforts not to, directly or indirectly, propose or take any action to encourage any modification to the composition of the Board of Directors that, in Nasdaq’s reasonable judgment, would likely result in the elimination or significant diminishment of the rights of Borse Dubai specified in Section 3.1; provided that the foregoing shall in no way limit Nasdaq’s right to increase the number of directors on the Board of Directors.

5.	Amendments to Article V. ARTICLE V of the Nasdaq Stockholders’ Agreement is hereby deleted in its entirety and replaced with the following:

ARTICLE V
[RESERVED]

6.	Amendments to Section 7.1. Section 7.1 of the Nasdaq Stockholders’ Agreement is hereby deleted in its entirety and replaced with the following:

Section 7.1 Notices. All notices, requests and other communications to any Party hereunder shall be in writing (including email or similar writing) and shall be given to:

Nasdaq at: Nasdaq, 151 West 42nd Street, New York, NY 10036, Attn: General Counsel, Email: ogc@nasdaq.com, with a copy to (which shall not constitute notice): Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, NY 10019, Attn: Steven R. Green, Email: SRGreen@wlrk.com;

Borse Dubai at: Borse Dubai Limited, Level 8, The Exchange, Dubai International Financial Centre, P.O. Box 506690, Dubai, United Arab Emirates, Attn: Essa Kazim, Email: ekazim@difc.ae, with a copy to (which shall not constitute notice): Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, NY 10017, Attn: Yasin Keshvargar, Email:  yasin.keshvargar@davispolk.com;

or such other address, or e-mail as such Party may hereinafter specify for the purpose of giving such notice to the Party. Each such notice, request or other communication shall be deemed to have been received (i) if given by mail, 72 hours after such communication is sent by reliable international overnight delivery service (with proof of service) or hand delivery, (ii) when transmitted via e-mail to the e-mail address set out above (unless the sender receives a “bounceback” or other failure to deliver message notification) or (iii) if given by any other means, when delivered at the address specified in this Section 7.1.

7.
This Amendment amends solely the provisions of the Nasdaq Stockholders’ Agreement set forth herein, and nothing in this Amendment is intended or shall be construed as amending or waiving any other terms or provisions of the Nasdaq Stockholders’ Agreement or any other rights of the Parties under the Nasdaq Stockholders’ Agreement. The Parties acknowledge that the Nasdaq Stockholders’ Agreement (as amended by this Amendment) is in full force and effect and is hereby confirmed and ratified in all respects. References in the Nasdaq Stockholders’ Agreement to the Nasdaq Stockholders’ Agreement shall mean the Nasdaq Stockholders’ Agreement as amended by this Amendment.

8.
This Amendment may be executed in any number of counterparts (including by electronic delivery), each of which will be an original with the same effect as if the signatures thereto and hereto were upon the same instrument. This Amendment shall terminate automatically in the event that the Underwriting Agreement is terminated without the purchase and sale of any Firm Shares (as defined therein) having occurred.

9.
The enforceability and validity of this Amendment, the construction of its terms and the interpretation of the rights and duties of the Parties shall be governed by the laws of the State of New York, without regard to conflict of law principles thereof that would mandate the application of the laws of another jurisdiction.

[Signature page follows.]

IN WITNESS WHEREOF, the parties have duly executed this Amendment as of the date first written above.

NASDAQ, INC.

By:	/s/ John A. Zecca
Name: John A. Zecca
Title: Executive Vice President, Chief Legal, Risk and Regulatory Officer

BORSE DUBAI LIMITED

By:	/s/ Essa Kazim
Name: Essa Kazim
Title: Chairman

[Signature Page to Stockholders’ Agreement Amendment No. 2]